UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the six months ended September 30, 2011
November 14, 2011

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
Quarterly securities report issuing date:	November 29, 2011	Dividend payment date:	December 8, 2011
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2011

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2011	2,671,205	12.7	958,644	76.9	696,091	95.1
September 30, 2010	2,369,479	(9.5)	542,053	132.6	356,775	153.1

(*)	Comprehensive income

September 30, 2011: 818,223 million yen, 361.8%:    September 30, 2010: 177,199 million yen,    —  %

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Six months ended
September 30, 2011	48.58	48.51
September 30, 2010	24.60	24.53

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Risk-adjusted Capital Ratio(*2)
	million yen	million yen	%	%
As of
September 30, 2011	215,947,173	11,334,750	4.5	15.42
March 31, 2011	206,227,081	10,814,425	4.3	14.89

(Reference) Shareholders’ equity as of September 30, 2011: 9,623,920 million yen;     March 31, 2011: 8,948,948 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2011	—	6.00	—	6.00	12.00
ending March 31, 2012	—	6.00
ending March 31, 2012 (Forecast)			—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2012 (Consolidated)

MUFG has the target of 900.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012. (There is a change to our earnings targets released on May 16, 2011.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): Yes

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2011	14,154,508,220 shares
	March 31, 2011	14,150,894,620 shares
(B) Treasury stocks:	September 30, 2011	9,533,568 shares
	March 31, 2011	9,413,730 shares
(C) Average outstanding stocks:	Six months ended September 30, 2011	14,143,389,335 shares
	Six months ended September 30, 2010	14,140,309,303 shares

(Summary of non-consolidated financial data)

1. Non-consolidated Financial Data for the Six Months ended September 30, 2011

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2011	160,243	(28.5)	152,505	(29.6)	140,065	(30.7)	143,043	(25.1)
September 30, 2010	224,237	56.6	216,558	60.9	202,029	72.9	191,048	—

Net Income per Common Stock
yen
Six months ended
September 30, 2011	9.47
September 30, 2010	12.87

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio
	million yen	million yen	%
As of
September 30, 2011	10,936,373	8,681,208	79.3
March 31, 2011	10,991,515	8,612,722	78.3

(Reference) Shareholders’ equity as of September 30, 2011: 8,674,340 million yen;     March 31, 2011: 8,605,534 million yen

*Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2011	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2012	—	57.50
Fiscal year ending March 31, 2012 (Forecast)			—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2011	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2012	—	2.65
Fiscal year ending March 31, 2012 (Forecast)			—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2011	2
(1) Qualitative Information Pertaining to Consolidated Earnings Forecasts	2

2. Information Regarding “4. Other” in Consolidated Summary Report	3
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	3

3. Consolidated Financial Statements	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	8
(4) Notes on Going-Concern Assumption	11

4. Non-consolidated Financial Statements	12
(1) Non-consolidated Balance Sheets	12
(2) Non-consolidated Statements of Income	14
(3) Non-consolidated Statements of Changes in Net Assets	15
(4) Notes on Going-Concern Assumption	17

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2011”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2011 (Monday)
Explanation for investors and analysts:	November 18, 2011 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2011

(1) Qualitative Information Pertaining to Consolidated Earnings Forecasts

MUFG has revised our earnings target of consolidated net income for the fiscal year ending March 31, 2012 upward to 900.0 billion yen to take into account the strong performance of the interim results of our subsidiaries and the recognition of negative goodwill by making Morgan Stanley an equity method affiliate.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2012	For the six months ended September 30, 2011 (Results)	For the fiscal year ended March 31, 2011 (Results)	For the six months ended September 30, 2010 (Results)
Ordinary profits	1,450.0	958.6	646.4	542.0
Net income (loss)	900.0	696.0	583.0	356.7
Total credit costs	(170.0)	(28.6)	(354.1)	(153.0)

<2 Banks on a stand-alone basis>
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	980.0	553.8	1,006.5	544.5
Ordinary profits (losses)	720.0	416.5	657.9	394.4
Net income (loss)	415.0	271.9	639.2	282.3
Total credit costs	(80.0)	(7.5)	(166.1)	(42.6)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150.0	74.6	150.4	76.2
Ordinary profits (losses)	115.0	64.1	104.6	62.8
Net income (loss)	75.0	46.0	75.4	41.5
Total credit costs	0.0	7.0	(8.0)	4.3

2

Mitsubishi UFJ Financial Group, Inc.

2. Information Regarding “4. Other” in Consolidated Summary Report

(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies)

(i)	Application of the revised “Accounting Standard for Earnings Per Share”

Starting with the current interim accounting period, we have applied “Accounting Standard for Earnings Per Share” (ASBJ Statement No.2 revised on June 30, 2010) and “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No.4 revised on June 30, 2010).

(ii)	Recording of receivables to be offset by the future claims for interest repayment as reserve for contingent losses

Some of the consolidated subsidiaries recorded part of their receivables allocated to offset future claims of repayment of interest, as part of allowance for credit losses, simply because of the technical difficulty in drawing distinction between such part of receivables and write-offs of loans. From the previous fiscal year, however, such part of receivables including allowances of similar nature at other consolidated subsidiaries started to be recorded appropriately as reserve for contingent losses, thanks to enough accumulation and development of actual repayment data to enable such distinction by the year end.

This change had impact on neither “Ordinary profits” nor “Income before income taxes and others” for the previous interim accounting period.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of September 30, 2011
Assets:
Cash and due from banks	10,406,053	9,718,507
Call loans and bills bought	361,123	355,814
Receivables under resale agreements	4,997,138	5,501,927
Receivables under securities borrowing transactions	3,621,210	4,914,149
Monetary claims bought	2,700,617	2,725,700
Trading assets	14,946,185	17,550,220
Money held in trust	357,159	353,925
Securities	71,023,637	75,574,168
Loans and bills discounted	79,995,024	79,511,436
Foreign exchanges	1,140,201	1,210,420
Other assets	6,631,715	9,218,341
Tangible fixed assets	1,333,298	1,340,719
Intangible fixed assets	1,069,317	1,034,816
Deferred tax assets	780,310	669,611
Customers’ liabilities for acceptances and guarantees	8,008,084	7,326,502
Allowance for credit losses	(1,143,997)	(1,059,090)

Total assets	206,227,081	215,947,173

Liabilities:
Deposits	124,144,337	121,582,539
Negotiable certificates of deposit	10,961,012	10,180,494
Call money and bills sold	2,311,428	2,028,366
Payables under repurchase agreements	12,385,585	15,562,627
Payables under securities lending transactions	2,102,757	4,077,890
Commercial papers	101,688	280,511
Trading liabilities	11,219,391	13,666,796
Borrowed money	8,895,546	10,375,917
Foreign exchanges	685,309	668,819
Short-term bonds payable	436,967	479,166
Bonds payable	6,438,685	6,223,573
Due to trust accounts	1,459,108	1,405,224
Other liabilities	5,422,853	9,978,058
Reserve for bonuses	44,983	43,876
Reserve for bonuses to directors	543	222
Reserve for retirement benefits	59,192	57,729
Reserve for retirement benefits to directors	1,556	1,294
Reserve for loyalty award credits	8,627	8,919
Reserve for contingent losses	492,693	396,436
Reserves under special laws	2,235	1,793
Deferred tax liabilities	43,301	81,098
Deferred tax liabilities for land revaluation	186,765	184,562
Acceptances and guarantees	8,008,084	7,326,502

Total liabilities	195,412,655	204,612,423

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of September 30, 2011
Net assets:
Capital stock	2,137,476	2,138,483
Capital surplus	2,174,287	2,175,299
Retained earnings	4,799,668	5,406,969
Treasury stock	(6,458)	(6,533)

Total shareholders’ equity	9,104,972	9,714,218

Net unrealized gains (losses) on other securities	90,765	109,025
Net deferred gains (losses) on hedging instruments	38,786	29,523
Land revaluation excess	141,198	140,731
Foreign currency translation adjustments	(392,083)	(337,349)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(34,691)	(32,230)

Total accumulated other comprehensive income	(156,024)	(90,298)

Subscription rights to shares	7,192	6,872
Minority interests	1,858,283	1,703,957

Total net assets	10,814,425	11,334,750

Total liabilities and net assets	206,227,081	215,947,173

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Ordinary income	2,369,479	2,671,205
Interest income	1,277,731	1,161,064
Interest on loans and bills discounted	821,715	750,154
Interest and dividends on securities	310,462	279,986
Trust fees	50,521	49,282
Fees and commissions	553,917	556,909
Trading income	129,992	97,357
Other business income	270,432	374,991
Other ordinary income	86,884	431,599
Ordinary expenses	1,827,425	1,712,561
Interest expenses	268,475	253,311
Interest on deposits	113,736	89,676
Fees and commissions	79,670	82,862
Other business expenses	63,812	113,604
General and administrative expenses	1,051,900	1,026,413
Other ordinary expenses	363,566	236,371

Ordinary profits	542,053	958,644

Extraordinary gains	40,580	20,116
Gains on disposition of fixed assets	1,235	7,356
Gains on loans written-off	33,707	—
Reversal of reserve for contingent liabilities from financial instruments transactions	868	441
Gains on sales of equity securities of affiliates	—	12,318
Others	4,769	—
Extraordinary losses	33,635	15,675
Losses on disposition of fixed assets	4,334	5,718
Losses on impairment of fixed assets	4,854	3,990
Loss on adjustment for changes of accounting standard for asset retirement obligations	24,447	—
Amortization of goodwill	—	5,966

Income before income taxes and others	548,998	963,085

Income taxes—current	47,664	116,790
Income taxes—deferred	137,156	92,567

Total taxes	184,820	209,358

Income before minority interests	364,177	753,726

Minority interests	7,401	57,635

Net income	356,775	696,091

6

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Income before minority interests	364,177	753,726
Other comprehensive income
Net unrealized gains (losses) on other securities	(122,410)	14,788
Net deferred gains (losses) on hedging instruments	(15,512)	(8,730)
Foreign currency translation adjustments	(52,438)	52,134
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	2,800	2,460
Share of other comprehensive income of associates accounted for using equity method	582	3,844

Total other comprehensive income	(186,978)	64,497

Comprehensive income	177,199	818,223

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	169,635	762,282
Comprehensive income attributable to minority interests	7,564	55,941

7

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,136,582	2,137,476
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	856	1,006

Total changes during the period	856	1,006

Balance at the end of the period	2,137,439	2,138,483

Capital surplus
Balance at the beginning of the period	2,423,322	2,174,287
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	856	1,005
Disposition of treasury stock	65	7
Retirement of treasury stock	(250,000)	—

Total changes during the period	(249,077)	1,012

Balance at the end of the period	2,174,244	2,175,299

Retained earnings
Balance at the beginning of the period	4,405,512	4,799,668
Changes during the period
Dividends from retained earnings	(96,779)	(93,796)
Net income	356,775	696,091
Reversal of land revaluation excess	687	466
Change of application of equity method	—	4,540

Total changes during the period	260,683	607,301

Balance at the end of the period	4,666,196	5,406,969

Treasury stock
Balance at the beginning of the period	(6,633)	(6,458)
Changes during the period
Repurchase of treasury stock	(250,014)	(91)
Disposition of treasury stock	207	16
Retirement of treasury stock	250,000	—

Total changes during the period	193	(74)

Balance at the end of the period	(6,439)	(6,533)

8

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Total shareholders’ equity
Balance at the beginning of the period	8,958,783	9,104,972
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,713	2,011
Dividends from retained earnings	(96,779)	(93,796)
Net income	356,775	696,091
Repurchase of treasury stock	(250,014)	(91)
Disposition of treasury stock	273	24
Retirement of treasury stock	—	—
Reversal of land revaluation excess	687	466
Change of application of equity method	—	4,540

Total changes during the period	12,656	609,245

Balance at the end of the period	8,971,439	9,714,218

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	403,490	90,765
Changes during the period
Net changes of items other than shareholders’ equity	(121,031)	18,259

Total changes during the period	(121,031)	18,259

Balance at the end of the period	282,459	109,025

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	92,402	38,786
Changes during the period
Net changes of items other than shareholders’ equity	(15,364)	(9,262)

Total changes during the period	(15,364)	(9,262)

Balance at the end of the period	77,037	29,523

Land revaluation excess
Balance at the beginning of the period	142,848	141,198
Changes during the period
Net changes of items other than shareholders’ equity	(687)	(466)

Total changes during the period	(687)	(466)

Balance at the end of the period	142,161	140,731

Foreign currency translation adjustments
Balance at the beginning of the period	(254,800)	(392,083)
Changes during the period
Net changes of items other than shareholders’ equity	(53,545)	54,734

Total changes during the period	(53,545)	54,734

Balance at the end of the period	(308,345)	(337,349)

9

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	(36,930)	(34,691)
Changes during the period
Net changes of items other than shareholders’ equity	2,800	2,460

Total changes during the period	2,800	2,460

Balance at the end of the period	(34,129)	(32,230)

Total accumulated other comprehensive income
Balance at the beginning of the period	347,011	(156,024)
Changes during the period
Net changes of items other than shareholders’ equity	(187,827)	65,725

Total changes during the period	(187,827)	65,725

Balance at the end of the period	159,183	(90,298)

Subscription rights to shares
Balance at the beginning of the period	6,451	7,192
Changes during the period
Net changes of items other than shareholders’ equity	(282)	(320)

Total changes during the period	(282)	(320)

Balance at the end of the period	6,168	6,872

Minority interests
Balance at the beginning of the period	1,987,213	1,858,283
Changes during the period
Net changes of items other than shareholders’ equity	207,959	(154,326)

Total changes during the period	207,959	(154,326)

Balance at the end of the period	2,195,173	1,703,957

Total net assets
Balance at the beginning of the period	11,299,459	10,814,425
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,713	2,011
Dividends from retained earnings	(96,779)	(93,796)
Net income	356,775	696,091
Repurchase of treasury stock	(250,014)	(91)
Disposition of treasury stock	273	24
Retirement of treasury stock	—	—
Reversal of land revaluation excess	687	466
Change of application of equity method	—	4,540
Net changes of items other than shareholders’ equity	19,849	(88,921)

Total changes during the period	32,505	520,324

Balance at the end of the period	11,331,965	11,334,750

10

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

11

Mitsubishi UFJ Financial Group, Inc.

4. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of September 30, 2011
Assets:
Current assets:
Cash and due from banks	11,031	11,733
Securities	140,500	178,600
Others	89,509	36,962

Total current assets	241,041	227,296

Fixed assets:
Tangible fixed assets	168	141
Intangible fixed assets	2,899	2,882
Investments and other assets	10,747,406	10,706,052
Investment securities	803,197	—
Investments in subsidiaries and affiliates	9,943,868	10,705,810
Others	340	241

Total fixed assets	10,750,474	10,709,076

Total assets	10,991,515	10,936,373

Liabilities:
Current liabilities:
Short-term borrowings	1,566,980	1,670,662
Current portion of long-term borrowings	391,000	152,500
Lease liabilities	8	8
Income taxes payable	98	64
Reserve for bonuses and reserve for bonuses to directors	399	330
Others	7,613	7,040

Total current liabilities	1,966,100	1,830,606

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings	20,702	20,493
Lease liabilities	13	8
Others	11,477	23,557

Total fixed liabilities	412,693	424,559

Total liabilities	2,378,793	2,255,165

12

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of September 30, 2011
Net assets:
Shareholders’ equity:
Capital stock	2,137,476	2,138,483
Capital surplus:
Capital reserve	2,137,493	2,138,498
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,997,500	3,998,505

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,316,337	2,365,505

Total retained earnings	2,466,337	2,515,505

Treasury stock	(37)	(41)

Total shareholders’ equity	8,601,276	8,652,452

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	4,257	—
Net deferred gains (losses) on hedging instruments	—	21,887

Total valuation and translation adjustments	4,257	21,887

Subscription rights to shares	7,188	6,868

Total net assets	8,612,722	8,681,208

Total liabilities and net assets	10,991,515	10,936,373

13

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Operating income	224,237	160,243
Operating expenses	7,679	7,737

Operating profits	216,558	152,505

Non-operating income	7,977	8,220
Non-operating expenses	22,506	20,660

Ordinary profits	202,029	140,065

Extraordinary gains	1,733	5,388
Extraordinary losses	—	0

Income before income taxes	203,763	145,453

Income taxes-current	3,816	206
Income taxes-deferred	8,898	2,203

Total taxes	12,715	2,410

Net income	191,048	143,043

14

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,136,582	2,137,476
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	856	1,006

Total changes during the period	856	1,006

Balance at the end of the period	2,137,439	2,138,483

Capital surplus
Capital reserve
Balance at the beginning of the period	2,136,600	2,137,493
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	856	1,005

Total changes during the period	856	1,005

Balance at the end of the period	2,137,456	2,138,498

Other capital surplus
Balance at the beginning of the period	2,109,941	1,860,006
Changes during the period
Disposition of treasury stock	65	(0)
Retirement of treasury stock	(250,000)	—

Total changes during the period	(249,934)	(0)

Balance at the end of the period	1,860,006	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the beginning of the period	2,162,138	2,316,337
Changes during the period
Dividends from retained earnings	(96,857)	(93,874)
Net income	191,048	143,043

Total changes during the period	94,190	49,168

Balance at the end of the period	2,256,328	2,365,505

Treasury stock
Balance at the beginning of the period	(217)	(37)
Changes during the period
Repurchase of treasury stock	(250,011)	(6)
Disposition of treasury stock	207	1
Retirement of treasury stock	250,000	—

Total changes during the period	195	(4)

Balance at the end of the period	(21)	(41)

15

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Total shareholders’ equity
Balance at the beginning of the period	8,695,044	8,601,276
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,713	2,011
Dividends from retained earnings	(96,857)	(93,874)
Net income	191,048	143,043
Repurchase of treasury stock	(250,011)	(6)
Disposition of treasury stock	273	1
Retirement of treasury stock	—	—

Total changes during the period	(153,835)	51,175

Balance at the end of the period	8,541,209	8,652,452

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	10,254	4,257
Changes during the period
Net changes of items other than shareholders’ equity	(13,272)	(4,257)

Total changes during the period	(13,272)	(4,257)

Balance at the end of the period	(3,017)	—

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	—	—
Changes during the period
Net changes of items other than shareholders’ equity	—	21,887

Total changes during the period	—	21,887

Balance at the end of the period	—	21,887

Subscription rights to shares
Balance at the beginning of the period	6,450	7,188
Changes during the period
Net changes of items other than shareholders’ equity	(287)	(320)

Total changes during the period	(287)	(320)

Balance at the end of the period	6,163	6,868

Total net assets
Balance at the beginning of the period	8,711,750	8,612,722
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,713	2,011
Dividends from retained earnings	(96,857)	(93,874)
Net income	191,048	143,043
Repurchase of treasury stock	(250,011)	(6)
Disposition of treasury stock	273	1
Retirement of treasury stock	—	—
Net changes of items other than shareholders’ equity	(13,560)	17,310

Total changes during the period	(167,395)	68,486

Balance at the end of the period	8,544,355	8,681,208

16

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

17

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2011

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	1
[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	7
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ BTMU and MUTB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	8
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

4. Securities	9
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

5. ROE	12
[ MUFG Consolidated ]

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	13
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Risk-Monitored Loans	14
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	18
[ BTMU and MUTB Combined including Trust Accounts ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

9. Progress in Disposition of Problem Assets	23
[ BTMU and MUSP Combined ]*5
[ MUTB Non-consolidated including Trust Accounts ]

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	25
[ BTMU and MUTB Combined including Trust Accounts ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

11. Overseas Loans	29
[ BTMU and MUTB Combined ]

12. Loans and Deposits	30
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

13. Domestic Deposits	31
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

14. Status of Deferred Tax Assets	32
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(References)

1. Exposure to “Securitized Products and Related Investments”	34

2. Financial Statements	36
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(*1) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*2) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*3) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	1,789,885	1,870,712	(80,826)
Gross profits before credit costs for trust accounts	1,789,885	1,870,712	(80,826)
Net interest income	907,810	1,009,332	(101,521)
Trust fees	49,282	50,521	(1,238)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	474,047	474,246	(198)
Net trading profits	97,357	129,992	(32,635)
Net other business profits	261,387	206,620	54,767
Net gains (losses) on debt securities	221,529	170,746	50,782
General and administrative expenses	990,182	1,018,864	(28,681)
Amortization of goodwill	14,812	15,787	(974)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	814,515	867,634	(53,119)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	799,702	851,847	(52,145)
Provision for general allowance for credit losses (2)	—	32,480	(32,480)
Net business profits*	799,702	884,328	(84,625)
Net non-recurring gains (losses)	158,941	(342,274)	501,215
Credit costs (3)	(82,093)	(222,928)	140,834
Losses on loan write-offs	(83,200)	(137,324)	54,124
Provision for specific allowance for credit losses	—	(86,880)	86,880
Other credit costs	1,107	1,277	(170)
Reversal of allowance for credit losses (4)	17,013	—	17,013
Reversal of reserve for contingent losses included in credit costs (5)	4,721	—	4,721
Gains on loans written-off (6)	31,686	—	31,686
Net gains (losses) on equity securities	(96,797)	(27,346)	(69,450)
Gains on sales of equity securities	25,610	38,913	(13,303)
Losses on sales of equity securities	(15,140)	(20,196)	5,055
Losses on write-down of equity securities	(107,267)	(46,064)	(61,203)
Profits (losses) from investments in affiliates	321,666	(7,879)	329,546
Other non-recurring gains (losses)	(37,256)	(84,119)	46,863
Ordinary profits	958,644	542,053	416,590
Net extraordinary gains (losses)	4,441	6,944	(2,503)
Gains on loans written-off (7)	—	33,707	(33,707)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	3,672	(3,672)
Net gains (losses) on disposition of fixed assets	1,638	(3,098)	4,736
Losses on impairment of fixed assets	(3,990)	(4,854)	863
Amortization of goodwill	(5,966)	—	(5,966)
Income before income taxes and others	963,085	548,998	414,086
Income taxes-current	116,790	47,664	69,126
Income taxes-deferred	92,567	137,156	(44,588)
Total taxes	209,358	184,820	24,538
Income before minority interests	753,726	364,177	389,548
Minority interests	57,635	7,401	50,233
Net income	696,091	356,775	339,315

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(28,671)	(153,068)	124,397

Number of consolidated subsidiaries	228	239	(11)
Number of affiliated companies accounted for under the equity method	56	66	(10)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	1,216,928	1,215,403	1,524
Gross profits before credit costs for trust accounts	1,216,928	1,215,403	1,524
Net interest income	658,890	697,069	(38,179)
Trust fees	37,072	38,352	(1,280)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	225,989	221,269	4,719
Net trading profits	63,888	74,539	(10,651)
Net other business profits	231,087	184,171	46,915
Net gains (losses) on debt securities	214,667	164,032	50,635
General and administrative expenses	588,493	594,666	(6,172)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	628,434	620,736	7,697
Provision for general allowance for credit losses (2)	—	33,330	(33,330)
Net business profits	628,434	654,067	(25,632)
Net non-recurring gains (losses)	(147,765)	(196,822)	49,057
Credit costs (3)	(30,050)	(97,414)	67,363
Losses on loan write-offs	(29,517)	(55,757)	26,240
Provision for specific allowance for credit losses	—	(42,897)	42,897
Other credit costs	(533)	1,241	(1,774)
Reversal of allowance for credit losses (4)	10,832	—	10,832
Reversal of reserve for contingent losses included in credit costs (5)	27	—	27
Gains on loans written-off (6)	18,680	—	18,680
Net gains (losses) on equity securities	(113,317)	(80,637)	(32,680)
Gains on sales of equity securities	19,636	33,894	(14,258)
Losses on sales of equity securities	(14,332)	(23,365)	9,033
Losses on write-down of equity securities	(118,621)	(91,166)	(27,455)
Other non-recurring gains (losses)	(33,937)	(18,771)	(15,166)
Ordinary profits	480,669	457,244	23,424
Net extraordinary gains (losses)	(1,681)	2,950	(4,632)
Gains on loans written-off (7)	—	19,712	(19,712)
Reversal of allowance for credit losses (8)	—	3,132	(3,132)
Reversal of reserve for contingent losses included in credit costs (9)	—	2,947	(2,947)
Net gains (losses) on disposition of fixed assets	1,846	(3,031)	4,877
Losses on impairment of fixed assets	(3,559)	(3,162)	(396)
Income before income taxes	478,987	460,195	18,792
Income taxes-current	88,922	18,767	70,154
Income taxes-deferred	72,163	117,545	(45,381)
Total taxes	161,086	136,313	24,772
Net income	317,901	323,882	(5,980)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(510)	(38,290)	37,780

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	1,294,708	1,292,639	2,069
Net interest income	735,380	767,026	(31,645)
Trust fees	5,531	5,809	(278)
Net fees and commissions	250,483	247,673	2,810
Net trading profits	60,549	76,425	(15,875)
Net other business profits	242,763	195,703	47,059
Net gains (losses) on debt securities	207,170	159,008	48,162
General and administrative expenses	641,732	648,167	(6,434)
Amortization of goodwill	7,292	8,466	(1,174)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	660,268	652,939	7,329
Net business profits before provision for general allowance for credit losses	652,976	644,472	8,504
Provision for general allowance for credit losses (1)	—	6,079	(6,079)
Net business profits*	652,976	650,551	2,424
Net non-recurring gains (losses)	(116,406)	(169,005)	52,599
Credit costs (2)	(44,574)	(117,437)	72,862
Losses on loan write-offs	(45,682)	(75,249)	29,566
Provision for specific allowance for credit losses	—	(43,344)	43,344
Other credit costs	1,107	1,155	(48)
Reversal of allowance for credit losses (3)	20,157	—	20,157
Reversal of reserve for contingent losses included in credit costs (4)	4,801	—	4,801
Gains on loans written-off (5)	22,948	—	22,948
Net gains (losses) on equity securities	(100,780)	(35,085)	(65,695)
Gains on sales of equity securities	14,780	32,265	(17,485)
Losses on sales of equity securities	(10,547)	(21,852)	11,304
Losses on write-down of equity securities	(105,012)	(45,497)	(59,514)
Profits (losses) from investments in affiliates	4,320	(7,544)	11,865
Other non-recurring gains (losses)	(23,279)	(8,937)	(14,341)
Ordinary profits	536,570	481,546	55,023
Net extraordinary gains (losses)	(4,312)	7,641	(11,953)
Gains on loans written-off (6)	—	26,304	(26,304)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	1,840	(1,840)
Net gains (losses) on disposition of fixed assets	(1,809)	(2,201)	391
Losses on impairment of fixed assets	(2,560)	(2,936)	375
Income before income taxes and others	532,257	489,187	43,069
Income taxes-current	93,265	33,261	60,003
Income taxes-deferred	82,619	98,689	(16,070)
Total taxes	175,884	131,951	43,933
Income before minority interests	356,372	357,236	(863)
Minority interests	30,428	33,582	(3,154)
Net income	325,944	323,653	2,291
Note:

*   Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	3,332	(83,212)	86,545

Number of consolidated subsidiaries	135	141	(6)
Number of affiliated companies accounted for under the equity method	49	47	2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	1,050,755	1,045,470	5,285
Domestic gross profits	651,203	654,336	(3,133)
Net interest income	439,662	454,610	(14,948)
Net fees and commissions	118,211	117,085	1,125
Net trading profits	2,960	(2,652)	5,613
Net other business profits	90,369	85,293	5,076
Net gains (losses) on debt securities	96,988	86,107	10,881
Non-domestic gross profits	399,551	391,133	8,418
Net interest income	144,056	165,312	(21,256)
Net fees and commissions	68,491	63,903	4,588
Net trading profits	49,581	68,971	(19,389)
Net other business profits	137,422	92,946	44,476
Net gains (losses) on debt securities	106,059	67,468	38,590
General and administrative expenses	496,934	500,949	(4,015)
Personnel expenses	186,484	188,464	(1,980)
Non-personnel expenses	285,475	286,068	(592)
Amortization of goodwill	25	—	25
Taxes	24,974	26,416	(1,441)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	553,846	544,520	9,325
Net business profits before provision for general allowance for credit losses	553,820	544,520	9,300
Provision for general allowance for credit losses (1)	—	33,330	(33,330)
Net business profits	553,820	577,851	(24,030)
Net non-recurring gains (losses)	(137,306)	(183,449)	46,143
Credit costs (2)	(29,537)	(97,331)	67,793
Losses on loan write-offs	(29,004)	(55,553)	26,549
Provision for specific allowance for credit losses	—	(42,897)	42,897
Other credit costs	(533)	1,119	(1,652)
Reversal of allowance for credit losses (3)	5,422	—	5,422
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	16,567	—	16,567
Net gains (losses) on equity securities	(104,378)	(72,222)	(32,156)
Gains on sales of equity securities	12,146	30,580	(18,433)
Losses on sales of equity securities	(10,308)	(21,419)	11,110
Losses on write-down of equity securities	(106,216)	(81,383)	(24,833)
Other non-recurring gains (losses)	(25,379)	(13,895)	(11,484)
Ordinary profits	416,514	394,401	22,113
Net extraordinary gains (losses)	(4,992)	569	(5,561)
Gains on loans written-off (6)	—	19,031	(19,031)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	2,282	(2,282)
Net gains (losses) on disposition of fixed assets	(2,682)	(2,643)	(39)
Losses on impairment of fixed assets	(2,340)	(2,936)	595
Income before income taxes	411,522	394,971	16,551
Income taxes-current	73,922	16,031	57,890
Income taxes-deferred	65,699	96,619	(30,919)
Total taxes	139,621	112,650	26,971
Net income	271,900	282,320	(10,419)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	(7,547)	(42,687)	35,139

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	200,500	192,780	7,719
Gross profits before credit costs for trust accounts	200,500	192,780	7,719
Trust fees	43,876	44,807	(930)
Trust fees before credit costs for trust accounts	43,876	44,807	(930)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,391	3,304	86
Other trust fees	40,484	41,502	(1,017)
Credit costs for trust accounts (1)	—	—	—
Net interest income	74,670	75,925	(1,254)
Net fees and commissions	65,905	55,692	10,213
Net trading profits	12,631	10,070	2,560
Net other business profits	3,415	6,284	(2,868)
Net gains (losses) on debt securities	11,561	10,526	1,034
General and administrative expenses	117,845	114,446	3,398
Amortization of goodwill	108	—	108
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	82,763	78,333	4,429
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	82,655	78,333	4,321
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	82,655	78,333	4,321
Net non-recurring gains (losses)	(9,465)	(13,740)	4,275
Credit costs (3)	(755)	(237)	(517)
Losses on loan write-offs	(755)	(359)	(396)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	121	(121)
Reversal of allowance for credit losses (4)	5,561	—	5,561
Reversal of reserve for contingent losses included in credit costs (5)	16	—	16
Gains on loans written-off (6)	2,043	—	2,043
Net gains (losses) on equity securities	(8,888)	(8,410)	(478)
Gains on sales of equity securities	7,155	3,318	3,837
Losses on sales of equity securities	(4,023)	(1,945)	(2,077)
Losses on write-down of equity securities	(12,021)	(9,783)	(2,237)
Profits (losses) from investments in affiliates	1,633	674	959
Other non-recurring gains (losses)	(9,076)	(5,767)	(3,309)
Ordinary profits	73,190	64,592	8,597
Net extraordinary gains (losses)	3,276	2,042	1,233
Gains on loans written-off (7)	—	631	(631)
Reversal of allowance for credit losses (8)	—	2,986	(2,986)
Reversal of reserve for contingent losses included in credit costs (9)	—	633	(633)
Net gains (losses) on disposition of fixed assets	4,509	(401)	4,911
Losses on impairment of fixed assets	(1,233)	(230)	(1,003)
Income before income taxes and others	76,466	66,635	9,831
Income taxes—current	18,243	3,728	14,514
Income taxes—deferred	6,649	20,926	(14,276)
Total taxes	24,892	24,654	238
Income before minority interests	51,573	41,980	9,593
Minority interests	3,812	2,227	1,585
Net income	47,761	39,753	8,007
Note:

*   Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	6,866	4,014	2,851

Number of consolidated subsidiaries	30	25	5
Number of affiliated companies accounted for under the equity method	11	12	(1)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2011 (A)	September 30, 2010 (B)
Gross profits	166,172	169,933	(3,760)
Gross profits before credit costs for trust accounts	166,172	169,933	(3,760)
Domestic gross profits	124,125	130,878	(6,753)
Trust fees	37,072	38,352	(1,280)
Trust fees before credit costs for trust accounts	37,072	38,352	(1,280)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,391	3,304	86
Other trust fees	33,680	35,048	(1,367)
Credit costs for trust accounts (1)	—	—	—
Net interest income	49,704	49,684	19
Net fees and commissions	39,821	40,645	(823)
Net trading profits	14,683	18,794	(4,110)
Net other business profits	(17,156)	(16,597)	(558)
Net gains (losses) on debt securities	(10,700)	(12,103)	1,403
Non-domestic gross profits	42,047	39,054	2,993
Net interest income	25,467	27,461	(1,994)
Net fees and commissions	(534)	(364)	(170)
Net trading profits	(3,336)	(10,572)	7,236
Net other business profits	20,451	22,529	(2,078)
Net gains (losses) on debt securities	22,319	22,560	(241)
General and administrative expenses	91,559	93,716	(2,157)
Personnel expenses	34,311	33,555	755
Non-personnel expenses	52,895	55,788	(2,893)
Taxes	4,352	4,372	(20)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	74,613	76,216	(1,602)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	74,613	76,216	(1,602)
Net non-recurring gains (losses)	(10,459)	(13,373)	2,914
Credit costs (3)	(513)	(82)	(430)
Losses on loan write-offs	(513)	(204)	(309)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	121	(121)
Reversal of allowance for credit losses (4)	5,409	—	5,409
Reversal of reserve for contingent losses included in credit costs (5)	27	—	27
Gains on loans written-off (6)	2,113	—	2,113
Net gains (losses) on equity securities	(8,938)	(8,414)	(524)
Gains on sales of equity securities	7,489	3,314	4,175
Losses on sales of equity securities	(4,023)	(1,945)	(2,077)
Losses on write-down of equity securities	(12,405)	(9,783)	(2,621)
Other non-recurring gains (losses)	(8,557)	(4,875)	(3,681)
Ordinary profits	64,154	62,843	1,311
Net extraordinary gains (losses)	3,310	2,381	929
Gains on loans written-off (7)	—	680	(680)
Reversal of allowance for credit losses (8)	—	3,132	(3,132)
Reversal of reserve for contingent losses included in credit costs (9)	—	665	(665)
Net gains (losses) on disposition of fixed assets	4,528	(388)	4,917
Losses on impairment of fixed assets	(1,218)	(226)	(992)
Income before income taxes	67,465	65,224	2,240
Income taxes-current	15,000	2,736	12,263
Income taxes-deferred	6,463	20,926	(14,462)
Total taxes	21,464	23,662	(2,198)
Net income	46,000	41,561	4,439

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	7,037	4,396	2,640

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2011 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2010 (B)
Total average interest rate on interest-earning assets (a)	0.94	(0.07)	1.02
Average interest rate on loans and bills discounted (b)	1.42	(0.05)	1.48
Average interest rate on securities	0.56	0.00	0.55
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.81	(0.06)	0.88
Average interest rate on deposits and NCD (d)	0.06	(0.04)	0.10
Average interest rate on other liabilities	0.33	(0.17)	0.50
Overall interest rate spread (a)-(c)	0.13	(0.00)	0.14
Interest rate spread (b)-(d)	1.36	(0.00)	1.37

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2011 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2010 (B)
Total average interest rate on interest-earning assets (a)	0.82	(0.12)	0.95
Average interest rate on loans and bills discounted (b)	1.02	(0.13)	1.16
Average interest rate on securities	0.71	(0.05)	0.77
Total average interest rate on interest-bearing liabilities (c)	0.26	(0.09)	0.35
Average interest rate on deposits and NCD (d)	0.24	(0.09)	0.34
Overall interest rate spread (a)-(c)	0.56	(0.03)	0.59
Interest rate spread (b)-(d)	0.77	(0.04)	0.81

BTMU and MUTB combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2011 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2010 (B)
Average interest rate on loans and bills discounted (a)	1.36	(0.07)	1.43
Average interest rate on deposits and NCD (b)	0.08	(0.05)	0.13
Interest rate spread (a)-(b)	1.27	(0.02)	1.29

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	00,000.0	00,000.0	00,000.0	00,000.0
	(in billions of yen)
	As of September 30, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,509.9	3,084.5	2,069.4	6,663.9
Receive-floater/pay-fix	224.1	4,384.0	1,688.9	6,297.0
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	42.9	54.2	97.2

Total	1,734.0	7,531.6	3,812.6	13,078.2

BTMU Consolidated

	00,000.0	00,000.0	00,000.0	00,000.0
	(in billions of yen)
	As of September 30, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	848.9	1,528.9	2,003.9	4,381.8
Receive-floater/pay-fix	85.3	3,361.8	719.0	4,166.2
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	934.2	4,910.8	2,722.9	8,568.0

MUTB Consolidated

	00,000.0	00,000.0	00,000.0	00,000.0
	(in billions of yen)
	As of September 30, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	661.0	1,565.1	65.5	2,291.6
Receive-floater/pay-fix	145.8	1,002.8	949.9	2,098.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	806.8	2,567.9	1,015.4	4,390.2

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Debt securities being held to maturity	2,875,791	51,021	61,206	10,185	3,299,569	34,850	48,492	13,642
Domestic bonds	768,387	6,524	6,588	64	1,144,463	9,160	9,180	19
Government bonds	625,031	5,717	5,717	—	967,312	7,579	7,579	—
Municipal bonds	14,596	81	81	—	22,666	178	178	—
Corporate bonds	128,759	724	788	64	154,484	1,402	1,422	19
Other	2,107,403	44,497	54,618	10,120	2,155,106	25,689	39,312	13,623
Foreign bonds	1,036,546	397	7,554	7,156	1,137,457	(2,525)	7,168	9,693
Other	1,070,857	44,099	47,063	2,964	1,017,648	28,214	32,144	3,929

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Other securities	71,779,637	390,237	1,045,871	655,633	67,198,517	327,632	1,124,505	796,872
Domestic equity securities	3,116,285	23,147	477,980	454,833	3,566,358	281,297	713,520	432,223
Domestic bonds	50,588,614	209,773	227,193	17,419	48,098,475	70,829	181,345	110,515
Government bonds	46,637,878	141,212	146,858	5,645	43,974,575	23,936	118,538	94,602
Municipal bonds	203,393	8,019	8,023	4	200,279	6,569	6,578	9
Corporate bonds	3,747,342	60,540	72,310	11,769	3,923,620	40,323	56,228	15,904
Other	18,074,737	157,317	340,698	183,380	15,533,683	(24,494)	229,639	254,133
Foreign equity securities	134,284	18,415	21,972	3,556	282,233	83,659	83,771	111
Foreign bonds	16,313,634	253,141	283,283	30,142	13,637,510	(46,807)	95,651	142,459
Other	1,626,818	(114,239)	35,441	149,681	1,613,939	(61,346)	50,216	111,562

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,213,437	23,947	26,911	2,964	1,159,945	11,873	15,712	3,839
Stocks of subsidiaries and affiliates	98,316	(20,657)	2,836	23,494	98,316	(6,376)	13,158	19,534

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	59,451,129	132,115	737,905	605,790	56,018,656	169,866	851,151	681,285
Domestic equity securities	2,476,830	(124,441)	357,082	481,524	2,803,845	74,213	522,197	447,983
Domestic bonds	45,048,850	174,656	191,371	16,715	43,573,087	59,556	163,683	104,127
Other	11,925,448	81,901	189,451	107,550	9,641,722	36,096	165,270	129,174
Foreign equity securities	127,805	17,031	19,638	2,607	171,910	73,896	73,897	1
Foreign bonds	10,562,688	131,127	145,653	14,526	8,362,087	(28,661)	49,751	78,412
Other	1,234,954	(66,257)	24,158	90,416	1,107,724	(9,138)	41,621	50,760

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	15,954,245	23,269,504	2,402,317	3,672,864	11,216,158	26,730,134	3,698,373	2,178,534
Government bonds	15,595,363	21,455,163	1,846,850	2,865,182	10,821,167	24,787,087	3,092,864	1,433,249
Municipal bonds	27,652	58,711	116,329	406	27,174	62,580	108,945	406
Corporate bonds	331,228	1,755,629	439,137	807,274	367,816	1,880,466	496,562	744,877
Other	2,462,045	3,827,925	2,776,544	3,111,166	1,447,427	3,777,273	2,095,348	2,649,024
Foreign bonds	2,294,535	3,589,788	1,955,277	2,706,851	1,236,734	3,573,537	1,520,965	2,006,151
Other	167,509	238,136	821,266	404,315	210,692	203,735	574,382	642,872
Total	18,416,291	27,097,429	5,178,861	6,784,030	12,663,585	30,507,408	5,793,721	4,827,558

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses

Debt securities being held to maturity	1,326,769	8,336	10,551	2,214	1,806,668	9,513	11,990	2,476
Stocks of subsidiaries and affiliates	49,470	271	488	216	40,375	16,005	16,005	—

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses

Other securities	10,258,827	128,659	276,300	147,641	8,727,335	10,599	205,871	195,271
Domestic equity securities	640,050	29,665	112,789	83,124	716,005	75,226	155,178	79,952
Domestic bonds	5,244,789	31,771	32,550	778	4,139,545	10,646	17,061	6,414
Other	4,373,988	67,222	130,960	63,737	3,871,784	(75,273)	33,631	108,904
Foreign equity securities	3,257	(173)	133	307	781	223	223	—
Foreign bonds	4,049,555	114,823	120,359	5,535	3,434,485	(22,717)	26,211	48,928
Other	321,176	(47,427)	10,467	57,894	436,518	(52,779)	7,196	59,976

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2011				As of March 31, 2011
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	366,393	3,992,038	1,283,438	110,119	1,511,521	2,558,120	873,470	67,862
Government bonds	183,485	3,757,525	1,200,013	93,287	1,355,202	2,230,288	815,510	53,550
Municipal bonds	14,596	—	245	47	19,702	3,528	560	47
Corporate bonds	168,311	234,512	83,179	16,785	136,616	324,304	57,399	14,264
Other	695,952	2,443,625	1,262,110	672,951	472,091	2,847,169	784,171	532,883
Foreign bonds	684,596	2,341,063	1,188,551	654,912	468,796	2,686,173	701,906	512,846
Other	11,355	102,561	73,559	18,038	3,294	160,995	82,264	20,036
Total	1,062,346	6,435,663	2,545,549	783,070	1,983,613	5,405,290	1,657,641	600,745

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2011 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2010 (B)
ROE*	12.52	4.00	8.51

Note:
* ROE is computed as follows:
The one-time impact of Morgan Stanley becoming an equity-method affiliate of MUFG is adjusted.

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

		(in billions of yen)
		As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1)	Risk-adjusted capital ratio	15.42%	0.52%	14.89%
	Tier 1 ratio	13.04%	1.70%	11.33%
(2)	Tier 1 capital	10,471.0	517.6	9,953.3
(3)	Qualified Tier 2 capital	3,776.5	(143.9)	3,920.4
(4)	Deductions from total qualifying capital	1,862.8	1,069.8	792.9
(5)	Net qualifying capital (2)+(3)-(4)	12,384.7	(696.0)	13,080.8
(6)	Risk-adjusted assets	80,276.9	(7,528.0)	87,804.9
(7)	Required Capital	6,422.1	(602.2)	7,024.3
BTMU Consolidated
		(in billions of yen)
		As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1)	Risk-adjusted capital ratio	16.90%	1.07%	15.82%
	Tier 1 ratio	12.52%	1.09%	11.42%
(2)	Tier 1 capital	8,366.0	81.9	8,284.1
(3)	Qualified Tier 2 capital	3,223.9	(259.5)	3,483.5
(4)	Deductions from total qualifying capital	300.8	2.8	297.9
(5)	Net qualifying capital (2)+(3)-(4)	11,289.2	(180.4)	11,469.7
(6)	Risk-adjusted assets	66,796.9	(5,688.5)	72,485.5
(7)	Required Capital	5,343.7	(455.0)	5,798.8
MUTB Consolidated
		(in billions of yen)
		As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1)	Risk-adjusted capital ratio	18.00%	2.06%	15.93%
	Tier 1 ratio	14.46%	1.44%	13.02%
(2)	Tier 1 capital	1,451.4	58.7	1,392.7
(3)	Qualified Tier 2 capital	443.8	48.6	395.2
(4)	Deductions from total qualifying capital	89.1	5.4	83.7
(5)	Net qualifying capital (2)+(3)-(4)	1,806.2	101.9	1,704.2
(6)	Risk-adjusted assets	10,032.9	(660.5)	10,693.5
(7)	Required Capital	802.6	(52.8)	855.4
BTMU Non-consolidated
		(in billions of yen)
		As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1)	Risk-adjusted capital ratio	17.85%	1.24%	16.61%
	Tier 1 ratio	13.22%	1.13%	12.09%
(2)	Tier 1 capital	8,203.8	24.7	8,179.0
(3)	Net qualifying capital	11,078.6	(159.8)	11,238.5
(4)	Risk-adjusted assets	62,032.5	(5,602.7)	67,635.3
(5)	Required Capital	4,962.6	(448.2)	5,410.8
MUTB Non-consolidated
		(in billions of yen)
		As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1)	Risk-adjusted capital ratio	17.64%	1.62%	16.01%
	Tier 1 ratio	13.62%	0.98%	12.64%
(2)	Tier 1 capital	1,387.4	40.0	1,347.3
(3)	Net qualifying capital	1,795.9	89.1	1,706.8
(4)	Risk-adjusted assets	10,181.2	(478.1)	10,659.3
(5)	Required Capital	814.4	(38.2)	852.7

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No. 20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No. 19, 2006. Required Capital is 8% of risk-adjusted assets.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2011 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	42,056	0.05%	53,116	0.06%	(11,059)	(0.01)%
Non-accrual delinquent loans	1,042,720	1.31%	1,022,139	1.27%	20,581	0.03%
Accruing loans contractually past due 3 months or more	82,641	0.10%	142,789	0.17%	(60,147)	(0.07)%
Restructured loans	618,642	0.77%	574,503	0.71%	44,139	0.05%

Total risk monitored loans	1,786,062	2.24%	1,792,549	2.24%	(6,487)	0.00%

Total loans and bills discounted	79,511,436		79,995,024		(483,588)

Written-off	762,996		912,112		(149,116)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2011 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,059,090	59.29%	1,143,997	63.81%	(84,906)	(4.52)%
General allowance for credit losses	728,731		805,242		(76,511)
Specific allowance for credit losses	329,662		338,028		(8,366)
Allowance for credit to specific foreign borrowers	697		725		(27)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,573,289	1,551,505	21,784
Overseas	212,772	241,044	(28,271)
Asia	9,177	9,419	(241)
Indonesia	813	931	(117)
Thailand	4,425	5,179	(754)
Hong Kong	358	24	333
Other	3,580	3,284	296
United States of America	93,107	110,341	(17,234)
Other	110,486	121,282	(10,795)

Total	1,786,062	1,792,549	(6,487)

Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,573,289	1,551,505	21,784
Manufacturing	224,145	221,358	2,786
Construction	55,881	64,252	(8,370)
Wholesale and retail	227,497	203,873	23,623
Finance and insurance	8,073	7,772	301
Real estate, goods rental and leasing	187,646	196,998	(9,352)
Services	124,422	122,532	1,889
Other industries	89,203	83,556	5,647
Consumer	656,419	651,159	5,259
Overseas	212,772	241,044	(28,271)
Financial institutions	20,405	24,299	(3,893)
Commercial and industrial	100,588	123,328	(22,740)
Other	91,778	93,416	(1,637)

Total	1,786,062	1,792,549	(6,487)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2011 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	38,519	0.05%	48,118	0.07%	(9,599)	(0.01)%
Non-accrual delinquent loans	814,594	1.26%	753,909	1.16%	60,684	0.10%
Accruing loans contractually past due 3 months or more	58,655	0.09%	113,208	0.17%	(54,553)	(0.08)%
Restructured loans	465,160	0.72%	425,616	0.65%	39,543	0.06%

Total risk monitored loans	1,376,928	2.13%	1,340,853	2.06%	36,075	0.07%

Total loans and bills discounted	64,386,916		64,981,715		(594,799)

Written-off	545,565		692,351		(146,785)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2011 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	679,551	49.35%	712,944	53.17%	(33,393)	(3.81)%
General allowance for credit losses	447,949		481,006		(33,056)
Specific allowance for credit losses	230,904		231,213		(308)
Allowance for credit to specific foreign borrowers	697		725		(27)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,261,390	1,215,189	46,201
Overseas	115,538	125,663	(10,125)
Asia	2,030	2,326	(295)
Indonesia	—	331	(331)
Thailand	906	1,076	(170)
Hong Kong	358	24	333
Other	766	894	(127)
United States of America	3,140	2,880	259
Other	110,367	120,457	(10,090)

Total	1,376,928	1,340,853	36,075

Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,261,390	1,215,189	46,201
Manufacturing	220,072	215,606	4,465
Construction	54,965	62,717	(7,752)
Wholesale and retail	223,828	200,085	23,743
Finance and insurance	7,980	7,736	244
Real estate	152,615	164,097	(11,482)
Goods rental and leasing	4,021	3,297	723
Services	122,619	120,252	2,367
Other industries	86,540	80,502	6,038
Consumer	388,747	360,893	27,853
Overseas	115,538	125,663	(10,125)
Financial institutions	17,495	19,266	(1,770)
Commercial and industrial	39,622	45,020	(5,397)
Other	58,419	61,376	(2,957)

Total	1,376,928	1,340,853	36,075

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2011 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	580	0.00%	1,665	0.01%	(1,084)	(0.01)%
Non-accrual delinquent loans	33,468	0.31%	38,226	0.36%	(4,757)	(0.04)%
Accruing loans contractually past due 3 months or more	674	0.00%	599	0.00%	75	0.00%
Restructured loans	15,065	0.14%	10,474	0.09%	4,590	0.04%

Total risk monitored loans	49,788	0.47%	50,964	0.48%	(1,176)	(0.00)%

Total loans and bills discounted	10,558,086		10,589,116		(31,029)

Written-off	21,611		22,509		(897)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2011 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	47,543	95.49%	54,436	106.81%	(6,893)	(11.32)%
General allowance for credit losses	33,776		37,473		(3,697)
Specific allowance for credit losses	13,767		16,963		(3,196)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	49,775	50,946	(1,171)
Overseas	13	18	(5)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	—	5	(5)
Other	13	13	(0)

Total	49,788	50,964	(1,176)

Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	49,775	50,946	(1,171)
Manufacturing	4,023	5,715	(1,691)
Construction	877	1,488	(611)
Wholesale and retail	3,354	3,445	(90)
Finance and insurance	59	—	59
Real estate	26,552	24,865	1,687
Goods rental and leasing	—	—	—
Services	1,734	2,226	(491)
Other industries	2,650	3,042	(392)
Consumer	10,522	10,162	359
Overseas	13	18	(5)
Financial institutions	—	—	—
Commercial and industrial	—	5	(5)
Other	13	13	(0)

Total	49,788	50,964	(1,176)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust Accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2011 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	85	0.07%	90	0.07%	(4)	0.00%
Non-accrual delinquent loans	0	0.00%	27	0.02%	(26)	(0.02)%
Accruing loans contractually past due 3 months or more	73	0.06%	102	0.09%	(28)	(0.02)%
Restructured loans	788	0.73%	811	0.71%	(22)	0.01%

Total risk monitored loans	949	0.88%	1,031	0.90%	(82)	(0.02)%

Total loans and bills discounted	107,545		113,533		(5,988)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	325	341	(16)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	949	1,031	(82)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	682	693	(11)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	266	337	(70)

Total	949	1,031	(82)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	119,142	131,292	(12,149)
Doubtful	804,453	748,773	55,680
Special Attention	540,329	550,683	(10,354)

Non Performing Loans (1)	1,463,925	1,430,749	33,176

Normal	82,292,719	83,575,725	(1,283,005)

Total	83,756,645	85,006,474	(1,249,829)

Non Performing Loans / Total	1.74%	1.68%	0.06%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,163,525	1,107,832	55,692
Allowance for credit losses	340,960	347,946	(6,986)
Collateral, guarantees, etc.	822,565	759,886	62,679

Coverage ratio (2) / (1)	79.47%	77.43%	2.04%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	119,142		1,695		117,447			100.00%
	[131,292	]	[4,417	]	[126,874	]		[100.00	%]
Doubtful	804,453		214,580		386,959			74.77%
	[748,773	]	[212,657	]	[350,143	]		[75.16	%]
Special Attention	540,329		124,684		318,158			81.95%
	[550,683	]	[130,871	]	[282,868	]		[75.13	%]
Total	1,463,925		340,960		822,565			79.47%
	[1,430,749	]	[347,946	]	[759,886	]		[77.43	%]

Note:	The upper figures are as of September 30, 2011. The lower figures with brackets are as of March 31, 2011.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,348,097	1,301,084	47,012
Manufacturing	229,950	226,799	3,151
Construction	56,858	65,934	(9,076)
Wholesale and retail	243,165	218,899	24,266
Finance and insurance	10,662	8,865	1,797
Real estate	183,935	193,130	(9,195)
Goods rental and leasing	4,096	3,345	750
Services	127,400	126,209	1,190
Other industries	91,793	85,908	5,884
Consumer	400,235	371,992	28,242
Overseas	115,828	129,664	(13,836)
Financial institutions	17,497	19,268	(1,770)
Commercial and industrial	39,897	49,006	(9,108)
Other	58,432	61,390	(2,957)

Total	1,463,925	1,430,749	33,176

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	116,752	127,261	(10,509)
Doubtful	772,582	712,630	59,952
Special Attention	523,815	538,824	(15,009)

Non Performing Loans (1)	1,413,150	1,378,716	34,433

Normal	71,508,268	72,744,393	(1,236,124)

Total	72,921,418	74,123,110	(1,201,691)

Non Performing Loans / Total	1.93%	1.86%	0.07%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,119,507	1,063,116	56,391
Allowance for credit losses	329,747	334,716	(4,968)
Collateral, guarantees, etc.	789,759	728,400	61,359

Coverage ratio (2) / (1)	79.22%	77.10%	2.11%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	116,752		1,680		115,071		100.00%		100.00%
	[127,261	]	[4,402	]	[122,859	]	[100.00	%]	[100.00	%]
Doubtful	772,582		207,944		366,612		51.22%		74.36%
	[712,630	]	[202,816	]	[329,979	]	[53.00	%]	[74.76	%]
Special Attention	523,815		120,123		308,075		55.67%		81.74%
	[538,824	]	[127,497	]	[275,560	]	[48.42	%]	[74.80	%]
Total	1,413,150		329,747		789,759		52.89%		79.22%
	[1,378,716	]	[334,716	]	[728,400	]	[51.46	%]	[77.10	%]

Note:	The upper figures are as of September 30, 2011. The lower figures with brackets are as of March 31, 2011.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,297,337	1,249,072	48,264
Manufacturing	225,927	221,084	4,843
Construction	55,981	64,446	(8,464)
Wholesale and retail	239,811	215,454	24,356
Finance and insurance	10,602	8,865	1,737
Real estate	156,700	167,571	(10,871)
Goods rental and leasing	4,096	3,345	750
Services	125,652	123,969	1,682
Other industries	89,142	82,865	6,277
Consumer	389,423	361,470	27,952
Overseas	115,812	129,644	(13,831)
Financial institutions	17,495	19,266	(1,770)
Commercial and industrial	39,897	49,000	(9,103)
Other	58,419	61,376	(2,957)

Total	1,413,150	1,378,716	34,433

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	2,275	3,881	(1,605)
Doubtful	31,811	36,047	(4,235)
Special Attention	15,739	11,073	4,666

Non Performing Loans (1)	49,826	51,001	(1,175)

Normal	10,677,854	10,718,828	(40,974)

Total	10,727,681	10,769,830	(42,149)

Non Performing Loans / Total	0.46%	0.47%	(0.00)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	43,322	43,870	(547)
Allowance for credit losses	11,212	13,230	(2,017)
Collateral, guarantees, etc.	32,109	30,639	1,469

Coverage ratio (2) / (1)	86.94%	86.01%	0.92%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,275		15		2,260		100.00%		100.00%
	[3,881	]	[15	]	[3,865	]	[100.00	%]	[100.00	%]
Doubtful	31,811		6,635		20,287		57.58%		84.63%
	[36,047	]	[9,841	]	[20,067	]	[61.58	%]	[82.97	%]
Special Attention	15,739		4,561		9,561		73.83%		89.72%
	[11,073	]	[3,373	]	[6,706	]	[77.25	%]	[91.02	%]
Total	49,826		11,212		32,109		63.28%		86.94%
	[51,001	]	[13,230	]	[30,639	]	[64.97	%]	[86.01	%]

Note:  The upper figures are as of September 30, 2011. The lower figures with brackets are as of March 31, 2011.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	49,811	50,981	(1,170)
Manufacturing	4,023	5,715	(1,691)
Construction	877	1,488	(611)
Wholesale and retail	3,354	3,445	(90)
Finance and insurance	59	—	59
Real estate	26,552	24,865	1,687
Goods rental and leasing	—	—	—
Services	1,748	2,240	(491)
Other industries	2,650	3,042	(392)
Consumer	10,545	10,184	361
Overseas	15	20	(5)
Financial institutions	2	2	0
Commercial and industrial	—	5	(5)
Other	13	13	(0)

Total	49,826	51,001	(1,175)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	115	149	(33)
Doubtful	59	95	(36)
Special Attention	774	785	(11)

Non Performing Loans (1)	949	1,031	(82)

Normal	106,596	112,502	(5,906)

Total	107,545	113,533	(5,988)

Non Performing Loans / Total	0.88%	0.90%	(0.02)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	695	846	(150)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	695	846	(150)

Coverage ratio (2) / (1)	73.31%	82.09%	(8.78)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	115		—		115			100.00%
	[149	]	[—	]	[149	]		[100.00	%]
Doubtful	59		—		59			99.77%
	[95	]	[—	]	[95	]		[99.86	%]
Special Attention	774		—		521			67.30%
	[785	]	[—	]	[601	]		[76.53	%]
Total	949		—		695			73.31%
	[1,031	]	[—	]	[846	]		[82.09	%]

Note:  The upper figures are as of September 30, 2011. The lower figures with brackets are as of March 31, 2011.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	949	1,031	(82)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	682	693	(11)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	266	337	(70)

Total	949	1,031	(82)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
	Classification
Category of Borrowers	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[117.3]		[0.8]	[0.8] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [119.0]	Loans to bankrupt borrowers [39.0]

Substantially Bankrupt Borrowers							Non-accrual delinquent loans [848.0]

Potentially Bankrupt Borrowers	[393.8]		[410.5]		51.39%	ii) Doubtful [804.3]

Borrowers Requiring Caution (Special Attention Borrowers)	[539.5]				56.18%	iii) Special Attention [539.5]	Accruing loans contractually past due 3 months or more [59.3]
							Restructured loans [480.2]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [82,186.1]

Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) +ii) +iii)

						1,462.9	1,426.7

						Total
						i) +ii) +iii) +iv)

						83,649.0

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU and MUSP Combined

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011 (a)	As of September 30, 2011 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	136.1	221.8	208.2	183.0	137.9	127.3	116.8	(10.5)
Doubtful	690.9	618.2	676.2	786.6	805.9	716.2	776.0	59.7

Total	827.1	840.0	884.4	969.7	943.8	843.5	892.8	49.2

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2008

Bankrupt or De facto Bankrupt	136.1	156.7	118.2	100.5	59.1	50.3	39.7	(10.6)
Doubtful	690.9	366.7	261.6	205.9	192.2	146.9	128.2	(18.7)

Total	827.1	523.5	379.9	306.4	251.3	197.3	167.9	(29.3)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt		65.0	53.6	33.7	20.2	10.6	9.0	(1.6)
Doubtful		251.4	96.3	64.7	42.7	34.0	25.2	(8.7)

Total		316.5	150.0	98.4	63.0	44.6	34.2	(10.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt			36.2	26.2	17.5	12.1	8.0	(4.0)
Doubtful			318.2	247.4	162.8	77.5	68.1	(9.4)

Total			354.5	273.7	180.3	89.6	76.1	(13.5)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt				22.5	15.5	10.8	9.5	(1.3)
Doubtful				268.4	211.3	109.9	84.0	(25.9)

Total				290.9	226.9	120.8	93.5	(27.2)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010

Bankrupt or De facto Bankrupt					25.4	17.3	15.8	(1.5)
Doubtful					196.7	170.9	145.9	(25.0)

Total					222.1	188.2	161.7	(26.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2010

Bankrupt or De facto Bankrupt						25.9	16.6	(9.3)
Doubtful						176.8	134.4	(42.3)

Total						202.7	151.1	(51.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2011

Bankrupt or De facto Bankrupt							18.0
Doubtful							189.9

Total							208.0

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2011

	(in billions of yen)
	Time of categorization						Total
	prior to Sept. 30, 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010
Liquidation	1.0	0.3	0.9	1.1	1.6	2.9	7.9
Re-constructive treatment	7.6	0.6	1.8	3.8	2.4	1.9	18.3
Upgrade due to re-constructive treatment	—	4.0	—	—	—	—	4.0
Loan sales to secondary market	0.3	0.1	0.0	4.3	—	—	4.9
Write-offs	1.1	1.4	2.5	6.8	10.7	5.9	28.8
Other	19.2	3.6	8.1	11.0	11.7	40.8	94.5
Collection / Repayment	9.8	2.0	2.3	7.3	7.8	25.5	54.9
Upgraded	9.3	1.5	5.7	3.6	3.8	15.3	39.5

Total	29.3	10.3	13.5	27.2	26.5	51.6	158.7

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2011

	(in billions of yen)
	Time of categorization							Total
	prior to Sept. 30, 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010	the 1st half of fiscal 2011
Legal liquidation	12.0	4.3	2.5	2.4	5.3	9.6	4.4	40.8
Quasi-legal liquidation	—	0.0	—	—	—	—	—	0.0
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	22.8	4.6	5.5	7.0	6.1	6.3	12.4	65.0
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	34.8	9.0	8.0	9.5	11.5	15.9	16.8	105.8

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011 (a)	As of September 30, 2011 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	13.2	19.3	13.1	11.2	4.5	4.0	2.3	(1.6)
Doubtful	34.1	41.8	65.1	62.2	58.5	36.1	31.8	(4.2)

Total	47.3	61.1	78.3	73.4	63.1	40.1	34.2	(5.9)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2008

Bankrupt or De facto Bankrupt	13.2	16.5	10.7	9.1	3.1	2.5	1.1	(1.4)
Doubtful	34.1	22.0	19.5	17.9	16.0	12.7	11.1	(1.6)

Total	47.3	38.6	30.2	27.1	19.2	15.3	12.3	(3.0)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt		2.7	1.5	0.8	0.2	0.1	0.0	(0.0)
Doubtful		19.7	13.7	5.7	5.1	3.1	1.1	(1.9)

Total		22.5	15.2	6.6	5.4	3.2	1.2	(2.0)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt			0.9	0.8	0.2	0.3	0.1	(0.2)
Doubtful			31.8	26.8	25.3	3.5	3.1	(0.4)

Total			32.7	27.6	25.5	3.9	3.2	(0.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt				0.3	0.6	0.3	0.2	(0.1)
Doubtful				11.6	9.0	6.1	3.5	(2.6)

Total				11.9	9.7	6.5	3.7	(2.8)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010

Bankrupt or De facto Bankrupt					0.2	0.4	0.5	0.0
Doubtful					3.0	1.7	0.8	(0.8)

Total					3.2	2.2	1.3	(0.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2010

Bankrupt or De facto Bankrupt						0.0	0.0	(0.0)
Doubtful						8.7	5.6	(3.0)

Total						8.8	5.7	(3.1)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2011

Bankrupt or De facto Bankrupt							0.1
Doubtful							6.3

Total							6.5

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2011

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	0.8	—	—	—	—	0.8
Loan sales to secondary market	—	—	—	2.4	—	—	2.4
Write-offs	0.1	—	—	0.0	0.6	—	0.7
Other	2.9	1.1	0.6	0.3	0.1	3.1	8.4
Collection / Repayment	2.2	0.0	0.1	0.3	0.1	2.8	5.9
Upgraded	0.6	1.0	0.4	0.0	0.0	0.2	2.5

Total	3.0	2.0	0.6	2.8	0.8	3.1	12.4

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2011

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010	the 1st half of fiscal 2011
Legal liquidation	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.6
Quasi-legal liquidation	1.4	—	—	—	—	—	—	1.4
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	0.7	0.0	0.0	0.1	0.4	0.0	0.1	1.7
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	2.6	0.0	0.1	0.2	0.5	0.0	0.1	3.8

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized

Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	62,620,466	(1,299,257)	63,919,723

Manufacturing	9,147,250	346,018	8,801,232
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	130,082	(122)	130,204
Construction	1,014,068	(44,191)	1,058,259
Utilities	1,156,090	91,305	1,064,785
Communication and information services	1,054,438	4,347	1,050,091
Transport and postal activities	2,515,501	(188,185)	2,703,686
Wholesale and retail	6,187,842	(178,355)	6,366,197
Finance and insurance	7,214,202	(346,739)	7,560,941
Real estate	9,231,429	(221,558)	9,452,987
Goods rental and leasing	1,520,822	(124,449)	1,645,271
Services	2,979,333	(80,579)	3,059,912
Municipal government	892,899	(60,571)	953,470
Other industries	19,576,495	(496,182)	20,072,677

Overseas offices and loans booked at offshore markets	12,477,797	679,343	11,798,454

Total	75,098,264	(619,913)	75,718,178

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	17,713,494	(331,266)	18,044,760
Housing loans	16,982,777	(317,896)	17,300,674
Residential purpose	13,653,021	(211,399)	13,864,421
Other	730,716	(13,369)	744,086

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	38,574,738	(1,342,989)	39,917,727
% to total domestic loans	61.60%	(0.84)%	62.44%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	52,515,207	(1,193,212)	53,708,420

Manufacturing	7,187,054	263,270	6,923,784
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	124,934	27	124,907
Construction	892,710	(39,088)	931,798
Utilities	750,154	67,796	682,358
Communication and information services	808,953	2,994	805,959
Transport and postal activities	1,835,846	(160,550)	1,996,396
Wholesale and retail	5,399,082	(201,825)	5,600,907
Finance and insurance	5,572,640	(275,913)	5,848,553
Real estate	7,336,154	(209,417)	7,545,571
Goods rental and leasing	969,233	(68,034)	1,037,267
Services	2,594,587	(60,202)	2,654,789
Municipal government	855,178	(56,475)	911,653
Other industries	18,188,682	(455,796)	18,644,478

Overseas offices and loans booked at offshore markets	11,871,708	598,413	11,273,295

Total	64,386,916	(594,799)	64,981,715

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	16,592,811	(337,509)	16,930,320
Housing loans	15,875,363	(325,181)	16,200,544
Residential purpose	12,839,426	(232,648)	13,072,075
Other	717,448	(12,327)	729,776

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	33,987,877	(1,267,937)	35,255,814
% to total domestic loans	64.72%	(0.92)%	65.64%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	9,951,997	(111,959)	10,063,957

Manufacturing	1,960,196	82,748	1,877,448
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	5,148	(149)	5,297
Construction	121,358	(5,103)	126,461
Utilities	405,876	23,531	382,345
Communication and information services	245,485	1,353	244,132
Transport and postal activities	677,688	(27,083)	704,771
Wholesale and retail	788,760	23,470	765,290
Finance and insurance	1,641,562	(70,826)	1,712,388
Real estate	1,874,312	(10,047)	1,884,359
Goods rental and leasing	551,489	(56,415)	607,904
Services	383,262	(20,265)	403,527
Municipal government	21,624	(2,655)	24,279
Other industries	1,275,225	(50,522)	1,325,747

Overseas offices and loans booked at offshore markets	606,089	80,930	525,158

Total	10,558,086	(31,029)	10,589,116

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	1,053,563	8,739	1,044,823
Housing loans	1,040,689	9,719	1,030,970
Residential purpose	749,000	23,214	725,785
Other	12,873	(979)	13,852

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	4,451,825	(82,982)	4,534,807
% to total domestic loans	44.73%	(0.32)%	45.05%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	153,260	5,914	147,345

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	60	(22)	82
Communication and information services	—	—	—
Transport and postal activities	1,967	(552)	2,519
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	20,963	(2,094)	23,057
Goods rental and leasing	100	—	100
Services	1,484	(112)	1,596
Municipal government	16,097	(1,441)	17,538
Other industries	112,588	10,136	102,452

Overseas offices and loans booked at offshore markets	—	—	—

Total	153,260	5,914	147,345

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	67,119	(2,497)	69,616
Housing loans	66,724	(2,434)	69,158
Residential purpose	64,594	(1,965)	66,559
Other	394	(62)	457

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	135,036	7,930	127,106
% to total domestic loans	88.10%	1.84%	86.26%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Asia	4,030,713	143,132	3,887,581
Thailand	503,415	6,925	496,489
Indonesia	350,505	21,135	329,370
Malaysia	264,471	(21,421)	285,892
Philippines	66,253	1,976	64,277
South Korea	273,343	1,939	271,404
Singapore	636,113	50,564	585,549
Hong Kong	986,108	45,469	940,639
China	55,090	14,280	40,809
Taiwan	194,412	7,596	186,816
Others	700,998	14,664	686,333

Latin America	1,550,273	88,181	1,462,091
Argentina	2,374	722	1,651
Brazil	116,962	(2,258)	119,221
Mexico	117,092	20,856	96,235
Caribbean countries	1,213,766	83,543	1,130,222
Others	100,077	(14,682)	114,759

North America	2,933,276	123,483	2,809,792
United States of America	2,793,455	172,021	2,621,434
Canada	139,820	(48,537)	188,357

Western Europe	2,935,353	191,187	2,744,166
United Kingdom	800,824	480	800,344
Germany	308,045	(59,856)	367,902
France	396,638	57,663	338,975
Netherlands	434,545	86,301	348,243
Spain	280,950	16,335	264,615
Italy	199,041	67,887	131,153
Others	515,308	22,375	492,933

Eastern Europe	227,297	18,317	208,980

Others	2,204,258	126,638	2,077,620

Total	13,881,173	690,940	13,190,233

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances as of the consolidated financial statements date.
UnionBanCal Corporation : ¥3,910,475 million (a 36,304 million yen increase as compared with March 31, 2011.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥752,477 million (a 2,945 million yen increase as compared with March 31, 2011.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥559,684 million (a 78,713 million yen increase as compared with March 31, 2011.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	116,199,096	(2,088,779)	118,287,876
Deposits (average balance)	115,162,709	1,614,412	113,548,296
Loans (ending balance)	74,945,003	(625,828)	75,570,832
Loans (average balance)	73,925,743	(1,081,602)	75,007,345

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	103,847,500	(2,007,179)	105,854,679
Deposits (average balance)	102,787,695	1,584,170	101,203,524
Loans (ending balance)	64,386,916	(594,799)	64,981,715
Loans (average balance)	63,608,793	(1,260,303)	64,869,097

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	12,351,596	(81,600)	12,433,196
Deposits (average balance)	12,375,013	30,241	12,344,772
Loans (ending balance)	10,558,086	(31,029)	10,589,116
Loans (average balance)	10,316,949	178,701	10,138,247

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	64,876,764	492,118	64,384,645
Corporations and others	40,862,993	(3,648,946)	44,511,939
Domestic deposits	105,739,757	(3,156,827)	108,896,585

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	56,266,491	452,650	55,813,841
Corporations and others	37,878,817	(3,480,949)	41,359,766
Domestic deposits	94,145,308	(3,028,299)	97,173,607

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	8,610,273	39,468	8,570,804
Corporations and others	2,984,176	(167,997)	3,152,173
Domestic deposits	11,594,449	(128,528)	11,722,978

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deferred tax assets	960.5	(78.6)	1,039.1
Net operating losses carried forwards	12.5	(11.0)	23.6
Allowance for credit losses	379.0	(77.3)	456.3
Write-down on investment securities	311.5	17.2	294.2
Unrealized losses on other securities	121.1	7.1	113.9
Reserve for retirement benefits	94.2	1.3	92.8
Other	464.5	(4.5)	469.1
Valuation allowance	(422.6)	(11.6)	(411.0)
Deferred tax liabilities	393.1	17.6	375.4
Unrealized gains on other securities	192.7	14.5	178.1
Net deferred gains on hedges	58.0	13.3	44.7
Revaluation gains on securities upon merger	43.4	(6.0)	49.5
Gains on securities contributed to employee retirement benefits trust	65.9	0.0	65.9
Other	32.9	(4.1)	37.1
Net deferred tax assets	567.3	(96.2)	663.6

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2006	FY2007	FY2008	FY2009	FY2010	Interim FY2011
Net business profits before credit costs	899.7	828.2	710.8	863.1	1,006.5	553.8
Credit costs	(53.4)	76.5	393.4	337.8	166.1	7.5
Income before income taxes	958.0	687.0	(195.1)	460.1	674.4	411.5
Reconciliation to taxable income	(401.6)	(123.1)	789.1	(3.7)	(24.0)	(184.8)
Taxable income	556.3	563.9	593.9	456.3	650.3	226.6

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because net operating losses carried forwards was immaterial in amount at September 30, 2011 and we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deferred tax assets	62.2	0.0	62.1
Write-down on investment securities	56.1	(3.4)	59.5
Allowance for credit losses	20.7	(3.9)	24.6
Unrealized losses on other securities	17.0	2.6	14.4
Net operating losses carried forwards	—	(5.0)	5.0
Other	68.4	10.3	58.1
Valuation allowance	(100.1)	(0.5)	(99.6)
Deferred tax liabilities	95.4	44.3	51.0
Unrealized gains on other securities	68.7	50.2	18.4
Reserve for retirement benefits	16.9	0.4	16.5
Other	9.7	(6.2)	16.0
Net deferred tax assets	(33.2)	(44.3)	11.1

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2006	FY2007	FY2008	FY2009	FY2010	Interim FY2011
Net business profits before credit costs	274.3	187.2	131.5	110.2	150.4	74.6
Credit costs	(8.1)	(26.3)	(35.5)	23.7	8.0	(7.0)
Income before income taxes	284.0	197.3	88.1	52.0	101.9	67.4
Reconciliation to taxable income	(142.9)	(26.3)	(16.0)	23.3	(79.6)	(22.0)
Taxable income	141.1	170.9	72.0	75.3	22.3	45.4

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of September 30, 2011 is outlined below.

(Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of September 2011 increased to ¥1.52 trillion in total, an increase of ¥0.06 trillion compared with the balance as of the end of March 2011, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥71 billion, improved by ¥7 billion compared to the end of March 2011.

•	The effect on the P/L for the second quarter ended September 30, 2011 was a gain of approximately ¥6 billion as a result of a gain on sales of sub-prime RMBS.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2011	Net unrealized gains (losses)	Change from end of March 2011	Balance	Net unrealized gains (losses)
1	RMBS	79	(28)	(2)	(14)	0	0
2	Sub-prime RMBS	7	(8)	0	(9)	0	0
3	CMBS	71	43	0	1	0	0
4	CLOs	1,280	56	(68)	20	1,074	(68)
5	Other securitized products (card, etc.)	85	(10)	(1)	1	22	0
6	CDOs	1	(2)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,517	60	(71)	7	1,096	(69)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 64% of our investments in securitized products, an increase of 34% compared with the end of March 2011, mainly due to an increase in volume in highly rated CLOs as a result of upgrades in the portfolio.

•	AAA and AA-rated products accounted for 85% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	17	11	9	19	22	0	79
10	Sub-prime RMBS	3	1	0	0	3	0	7
11	CMBS	58	2	10	0	1	0	71
12	CLOs	846	287	80	62	7	0	1,280
13	Other securitized products (card, etc.)	50	21	4	6	2	1	85
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	971	321	103	87	33	1	1,517

17	Percentage of total	64%	21%	7%	6%	2%	0%	100%

18	Percentage of total (End of March 2011)	30%	51%	7%	5%	6%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2011.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2011
1	LBO Loan[3] (Balance on a commitment basis)	23	108	11	175	317	(11)
2	Balance on a booking basis	15	93	11	158	277	(9)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2011 was ¥3.42 trillion (¥0.90 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	: Asset-backed securities collateralized by residential mortgages
CMBS	: Asset-backed securities collateralized by commercial mortgages
CLOs	: Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	: Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	: Collateralized debt obligations backed by asset backed securities
LBO Loans	: Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	: Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Cash and due from banks	7,892,503	7,388,587
Call loans	147,984	120,353
Receivables under resale agreements	545,449	667,962
Receivables under securities borrowing transactions	751,482	2,034,740
Monetary claims bought	1,964,799	2,012,706
Trading assets	6,657,614	6,628,185
Money held in trust	48,615	57,916
Securities	58,303,309	61,839,746
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	64,981,715	64,386,916
Foreign exchanges	1,122,028	1,222,071
Other assets	4,277,306	6,935,293
Tangible fixed assets	872,747	861,148
Intangible fixed assets	311,683	319,692
Deferred tax assets	663,663	567,365
Customers’ liabilities for acceptances and guarantees	5,682,078	5,238,946
Allowance for credit losses	(712,944)	(679,551)

Total assets	153,453,411	159,545,453

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Liabilities:
Deposits	105,854,679	103,847,500
Negotiable certificates of deposit	8,609,042	7,672,298
Call money	1,253,406	1,213,199
Payables under repurchase agreements	4,758,873	7,067,000
Payables under securities lending transactions	614,479	1,813,241
Commercial papers	—	122,276
Trading liabilities	4,225,944	4,583,811
Borrowed money	6,573,203	7,568,356
Foreign exchanges	711,012	703,346
Bonds payable	4,207,311	4,049,571
Other liabilities	3,318,890	7,905,872
Reserve for bonuses	16,965	16,505
Reserve for bonuses to directors	141	48
Reserve for retirement benefits	12,547	11,839
Reserve for loyalty award credits	798	1,120
Reserve for contingent losses	40,012	40,168
Reserves under special laws	31	—
Deferred tax liabilities for land revaluation	180,195	178,321
Acceptances and guarantees	5,682,078	5,238,946

Total liabilities	146,059,614	152,033,423

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,744,287	1,886,344
Revenue reserve	190,044	190,044
Other retained earnings	1,554,242	1,696,300
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	833,613	975,671
Treasury stock	(250,000)	(250,000)

Total shareholders’ equity	7,084,520	7,226,577

Net unrealized gains (losses) on other securities	27,110	(13,742)
Net deferred gains (losses) on hedging instruments	65,497	85,012
Land revaluation excess	216,668	214,182

Total valuation and translation adjustments	309,275	285,452

Total net assets	7,393,796	7,512,030

Total liabilities and net assets	153,453,411	159,545,453

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Ordinary income	1,389,980	1,421,902
Interest income	811,698	754,468
Interest on loans and bills discounted	507,579	478,984
Interest and dividends on securities	204,605	204,377
Fees and commissions	249,619	255,728
Trading income	66,318	52,541
Other business income	207,591	312,310
Other ordinary income	54,753	46,853
Ordinary expenses	995,579	1,005,387
Interest expenses	191,838	170,803
Interest on deposits	70,605	54,230
Fees and commissions	68,630	69,025
Other business expenses	29,351	84,518
General and administrative expenses	523,206	519,743
Other ordinary expenses	182,552	161,296

Ordinary profits	394,401	416,514

Extraordinary gains	21,838	1,696
Extraordinary losses	21,269	6,688

Income before income taxes	394,971	411,522

Income taxes—current	16,031	73,922
Income taxes—deferred	96,619	65,699

Total taxes	112,650	139,621

Net income	282,320	271,900

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Cash and due from banks	1,813,494	1,580,303
Call loans	65,400	79,096
Receivables under securities borrowing transactions	222,291	129,023
Monetary claims bought	28,443	26,042
Trading assets	318,728	362,332
Money held in trust	2,290	2,298
Securities	10,687,782	11,769,962
Loans and bills discounted	10,589,116	10,558,086
Foreign exchanges	9,918	5,091
Other assets	767,285	708,807
Tangible fixed assets	166,259	171,926
Intangible fixed assets	64,917	63,446
Deferred tax assets	11,111	—
Customers’ liabilities for acceptances and guarantees	139,962	132,941
Allowance for credit losses	(54,436)	(47,543)

Total assets	24,832,564	25,541,815

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Liabilities:
Deposits	12,433,196	12,351,596
Negotiable certificates of deposit	2,931,733	3,040,923
Call money	418,379	168,794
Payables under repurchase agreements	3,184,471	3,581,441
Payables under securities lending transactions	197,871	626,088
Trading liabilities	59,545	58,176
Borrowed money	2,340,455	2,402,846
Foreign exchanges	1,107	178
Short-term bonds payable	5,200	—
Bonds payable	288,800	307,800
Due to trust accounts	1,153,993	1,079,764
Other liabilities	381,320	384,101
Reserve for bonuses	4,321	4,300
Reserve for bonuses to directors	85	27
Reserve for contingent losses	17,042	16,952
Deferred tax liabilities	—	33,206
Deferred tax liabilities for land revaluation	6,570	6,241
Acceptances and guarantees	139,962	132,941

Total liabilities	23,564,058	24,195,382

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	548,371	580,836
Revenue reserve	73,714	73,714
Other retained earnings	474,657	507,122
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	335,452	367,917

Total shareholders’ equity	1,284,965	1,317,430

Net unrealized gains (losses) on other securities	(179)	66,585
Net deferred gains (losses) on hedging instruments	(9,282)	(30,374)
Land revaluation excess	(6,997)	(7,208)

Total valuation and translation adjustments	(16,459)	29,002

Total net assets	1,268,506	1,346,433

Total liabilities and net assets	24,832,564	25,541,815

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Ordinary income	264,829	275,881
Trust fees	38,352	37,072
Interest income	114,676	112,997
Interest on loans and bills discounted	57,307	52,395
Interest and dividends on securities	51,299	58,202
Fees and commissions	51,058	50,987
Trading income	8,221	11,346
Other business income	44,489	45,767
Other ordinary income	8,030	17,710
Ordinary expenses	201,986	211,727
Interest expenses	37,543	37,828
Interest on deposits	23,086	16,957
Fees and commissions	10,777	11,700
Other business expenses	38,557	42,472
General and administrative expenses	101,543	101,683
Other ordinary expenses	13,563	18,042

Ordinary profits	62,843	64,154

Extraordinary gains	4,544	4,651
Extraordinary losses	2,163	1,341

Income before income taxes	65,224	67,465

Income taxes—current	2,736	15,000
Income taxes—deferred	20,926	6,463

Total taxes	23,662	21,464

Net income	41,561	46,000

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Loans and bills discounted	147,345	153,260
Securities	48,559,568	48,763,087
Beneficiary rights to the trust	30,104,181	30,258,951
Securities held in custody accounts	1,157,840	1,333,425
Monetary claims	11,411,248	12,445,747
Tangible fixed assets	8,929,489	8,969,315
Intangible fixed assets	131,400	131,272
Other claims	2,790,990	2,461,654
Call loans	1,544,778	1,294,968
Due from banking account	1,459,085	1,405,199
Cash and due from banks	1,911,548	1,924,425

Total	108,147,478	109,141,307

Liabilities:
Money trusts	17,122,381	17,280,015
Pension trusts	12,224,957	12,230,308
Property formation benefit trusts	13,516	13,238
Investment trusts	29,401,183	29,562,778
Money entrusted other than money trusts	2,006,413	2,096,091
Securities trusts	1,302,122	1,572,199
Monetary claim trusts	11,827,795	12,817,191
Equipment trusts	52,281	65,005
Land and fixtures trusts	85,935	85,089
Composite trusts	34,110,892	33,419,388

Total	108,147,478	109,141,307

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Loans and bills discounted	113,533	107,545
Securities	46,195	50,443
Other	877,473	830,838

Total	1,037,202	988,827

Liabilities:
Principal	1,033,111	984,947
Allowance for bad debts	341	325
Other	3,749	3,554

Total	1,037,202	988,827

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

	(in millions of yen)
	As of March 31, 2011	As of September 30, 2011
Total funds	44,725,785	44,916,083

Deposits	12,433,196	12,351,596
Negotiable certificates of deposit	2,931,733	3,040,923
Money trusts	17,122,381	17,280,015
Pension trusts	12,224,957	12,230,308
Property formation benefit trusts	13,516	13,238

Loans and bills discounted	10,736,462	10,711,347

Banking account	10,589,116	10,558,086
Trust account	147,345	153,260

Investment securities	59,247,351	60,533,049

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and
The	Master Trust Bank of Japan, Ltd.